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                               June 20, 2024

       Quentin Koffey
       Managing Partner
       Politan Capital Management LP
       106 West 56th Street, 10th Floor
       New York, NY 10019

                                                        Re: Politan Capital
Management LP
                                                            Masimo Corporation
                                                            PRRN14A filed June
20, 2024 by Politan Capital Management LP et al.
                                                            File No. 001-33642

       Dear Quentin Koffey:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your proxy statement.

       Revised Preliminary Proxy Statement filed June 20, 2024

       General

   1. We note your disclosure on page 27 that "Politan believes that the decision regarding who should serve as the
Company   s chief executive officer is one that the Board should make following the
conclusion of the proxy contest with the information then available to the
                                                        Board," and that "the
Politan Nominees have made no decisions regarding whether Mr.
                                                        Kiani should remain the
Company   s chief executive officer following the proxy contest
                                                        should they be elected
to the Board." However, we understand that Mr. Koffey may
                                                        have told Masimo   s
independent directors that Mr. Koffey plans to place Mr. Kiani on administrative leave if
Politan is successful in its proxy contest. Please revise accordingly or advise.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please direct any
questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-
 Quentin Koffey
Politan Capital Management LP
June 20, 2024
Page 2

3263.



FirstName LastNameQuentin Koffey             Sincerely,
Comapany NamePolitan Capital Management LP
                                             Division of Corporation Finance
June 20, 2024 Page 2                         Office of Mergers & Acquisitions
FirstName LastName